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                            August 5, 2022

       Kristine R. Nario-Eng
       Chief Financial Officer
       New York Mortgage Trust, Inc.
       90 Park Avenue
       New York, New York 10016

                                                        Re: New York Mortgage
Trust, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-32216

       Dear Kristine R. Nario-Eng:

              We have reviewed your July 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 14, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 7, Management Discussion and Analysis of Financial Condition and Results of Operations
       Portfolio Net Interest Margin , page 64

   1. We note your response to comment 1. We note your revised presentation to reflect portfolio interest
expense and portfolio net interest income as non-GAAP measures. You adjust these measures
and portfolio net interest margin to exclude interest expense from subordinated
debentures, convertible notes, senior unsecured notes and mortgages payable on real estate. Please
address the following:
                                                            Please further
clarify for us how you determined it was appropriate to exclude interest expense from
subordinated debentures, convertible notes and senior unsecured notes.
                                                            You stated that you
excluded these items because they do not directly and exclusively finance your
interest earning investments. Please tell us how you determined that
 Kristine R. Nario-Eng
New York Mortgage Trust, Inc.
August 5, 2022
Page 2
              these investments should be excluded, in light of the fungible characteristic of cash.
                You further stated that the senior unsecured notes currently finance joint venture equity investments in multi-family properties. Please tell us how you determined that these notes finance these particular equity investments.
2. We note your response to our prior comment 1. Please address the following:
             We note that you determined portfolio net interest margin is an operating measure. It appears that the components in the formula to calculate portfolio net interest margin may be derived from GAAP measures. Specifically, interest earning assets and interest income are adjusted to exclude the impact from all consolidated SLST assets and all consolidated K-Series assets other than those securities owned by the
            Company. Further, interest bearing liabilities and interest expense are adjusted to exclude the impact from subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate. Please further clarify for us how you determined the components are not derived from GAAP measures and how you determined portfolio net interest margin is not a non-GAAP measure.
             We note your revised presentation to reflect portfolio interest expense as a non-
            GAAP measure. Please clarify for us if portfolio interest expense is a component of portfolio net interest margin. To the extent it is a component of portfolio net interest margin, please reconcile for us how you determined that portfolio interest expense is a non-GAAP measure and portfolio net interest margin is an operating measure.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have any questions.



FirstName LastNameKristine R. Nario-Eng                        Sincerely,
Comapany NameNew York Mortgage Trust, Inc.
                                                               Division of
Corporation Finance
August 5, 2022 Page 2                                          Office of Real
Estate & Construction
FirstName LastName